SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13E-3
(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Southwest Iowa Renewable Energy, LLC
(Name of Issuer)

Southwest Iowa Renewable Energy, LLC
(Name of Person(s) Filing Statement)

Membership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

David Gardels
Husch Blackwell, LLP
13330 California St., Suite 200
Omaha, NE 68154
402-964-5027
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check appropriate box):

a.	■ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e- 3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies. ■

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by Southwest Iowa Renewable Energy, LLC, an Iowa limited liability company (“SIRE” or the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the ““Exchange Act”), and Rule 13E-3 thereunder. We are proposing that our unit holders approve a proposed Sixth Amended and Restated Operating Agreement (the “Proposed Operating Agreement”) which amends and restates our current Fifth Amended and Restated Operating Agreement dated June 19, 202 (the “Current Operating Agreement”) that will result in a reclassification of our existing Series A Units into four separate and distinct series of units: Series A Units, Series B Units, Series C Units, and Series D Units (the “Reclassification”). If the Reclassification is completed, the units of our unit holders of record who hold 11 or more of our units will continue to hold units classified as Series A Units. The units of our unit holders of record who hold between 10 and 7 of our existing units will be reclassified as one Series B Unit for each unit held by such unit holders immediately before the effective time of the Reclassification. The units of our unit holders of record who hold exactly 6 of our existing units will be reclassified as one Series C Unit for each unit held by such unit holders immediately before the effective time of the Reclassification. The units of our unit holders of record who hold 5 or less of our existing units will be reclassified as one Series D Unit for each unit held by such unit holders immediately before the effective time of the Reclassification. The effect of the Reclassification will be to reduce the record number of unit holders of our existing Series A Units to less than 300, which will allow us to terminate our Securities and Exchange Commission (“SEC”) reporting obligations.

This Schedule 13E-3 is being filed with the SEC concurrently with a preliminary proxy statement (the “Proxy Statement”) filed by the Company pursuant to Regulation 14A under the Exchange Act, pursuant to which our members will be given notice of the meeting at which they will be asked to approve the Reclassification and the Proposed Operating Agreement, and to transact any other business properly brought before the meeting.

The information contained in the Proxy Statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act (“Reg M-A”).

TRANSACTION STATEMENT

ITEM 1. SUMMARY TERM SHEET
(Reg. M-A 1001)

The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION” and “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION” is hereby incorporated herein by reference.

ITEM 2. Subject Company Information
(Reg. M-A 1002)

(a)	The information set forth in the Proxy Statement under the caption “QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION” is hereby incorporated herein by reference.

(b)
The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Overview of the Reclassification Transaction” is hereby incorporated herein by reference.

(c)
There is no public trading market for our units. To facilitate trading, we have created an online service designed to comply with federal tax laws and IRS regulations for establishing a “qualified matching service” (“QMS”) as well as state and federal securities laws. There are detailed timelines and procedures that must be followed under the QMS rules with respect to offers and sales of units. All transactions must comply with the QMS rules and our Current Operating Agreement and are subject to approval by the SIRE Board of Directors (the “Board”). Our QMS consists of an electronic bulletin board that provides information to prospective sellers and buyers of our units. We do not receive any compensation for creating or maintaining the QMS. We do not become involved in purchase or sale negotiations arising from the QMS. We do not characterize ourselves as being a broker or dealer in an exchange or give advice regarding the merits or shortcomings of any particular transaction. We do not receive, transfer or hold funds or securities as an incident of operating the QMS. We do not use the bulletin board to offer to buy or sell securities other than in compliance with the securities laws, including any applicable registration requirements. We have no role in effecting the transactions beyond the approval required under our operating agreement and issuing new certificates.

(d)
The payment of distributions to members by SIRE is within the discretion of the Board, and there is no assurance of any distributions from SIRE. SIRE cannot be certain if or when it will be able to make additional distributions.

The payment of distributions is also subject to the Company’s compliance with various covenants and requirements of its credit and loan agreements, and it is possible that those covenants and requirements will, at times, prevent the Company from paying a distribution to its members if the Company fails to meet certain financial metrics or is in default under the provisions of the credit and loan agreements. Over the last two years, SIRE made a distribution in February 2022 equal to $1,250.00 per unit and a distribution in December 2022 equal to $2,500.00 per unit.

(e)	Not applicable.

(f)	Neither we nor anyone acting on our behalf has repurchased any of our outstanding units during the past two years.

ITEM 3. Identity and Background of Filing Person.
(Reg. M-A 1003(a) through (c))

(a)
The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION” is hereby incorporated herein by reference. The following table identifies (i) each director of the Company, (ii) each executive officer of the Company as of [●]. The address for all directors and executive officers is the Company’s principal executive office located at 10868 189th Street, Council Bluffs and the telephone number is (877) 776-5999.

Directors and Executive Officers of Southwest Iowa Renewable Energy, LLC

Karol D. King	Director and Chairman
Theodore V. Bauer	Director, Secretary and Treasurer
Michael K. Guttau	Director
Jill Euken	Director
Kevin J. Ross	Director
Michael D. Jerke	Chief Executive Officer
Ann Reis	Chief Financial Officer

(b)	Not applicable.

(c)
Set forth below is certain information with respect to our directors and executive officers, including (i) current principal occupation or employment and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted; and (ii) material occupations, positions, offices or employment during the past five years, including the starting and ending dates of each and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on. None of our directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). None of our directors or executive officers has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All of our directors and executive officers are U.S. citizens.

Karol D. King – Director and Chairman. Mr. King has served as a director of the Company since November 2006. Mr. King, our Board’s Chairman and an independent director elected by the Company’s members, has a long career as a farmer and owner of a number of ag-related businesses since 1967. He has also served as president of King Agri Sales, Inc. (marketer of chemicals, fertilizer and equipment) since 1995, president of Kelly Lane Trucking, LLC, since 2007, and has served on the Harrison County Farm Bureau Board, the Iowa Corn Growers Board, the Iowa Corn Promotion Board, the US Feed Grains Council Board, the National Gasohol Commission, and the National Corn Growers Association Board. In these capacities, he has participated in the development of the ethanol industry.

Theodore V. Bauer - Director. Mr. Bauer has been a director of the Company since March 2005 and Secretary and Treasurer of the Company since 2006. Mr. Bauer’s background as a farmer and agri-businessman, as well as his past service on a number of civic and corporate boards, including the Iowa Quality Producers Alliance since 2003, an organization devoted to value-added agriculture and rural economic development, are important factors qualifying Mr. Bauer as one of the Board’s Series A independent directors. Mr. Bauer also served as co-founder and director of Templeton Rye Spirits LLC from 2005 to 2007.

Michael K. Guttau - Director. Mr. Guttau was elected as a director in 2023. Mr. Guttau served as a member of the Federal Reserve Bank of Chicago Advisory Council on Agriculture, Small Business and Labor from 2016-2017. He also served on the Council of Federal Home Loan Banks, Washington, D.C. as chairman from 2008 to 2009. Mr Guttau additionally worked with the Federal Home Loan Bank of Des Moines as a member of the board from 2004 to 2012. He has additionally served in various positions at Treynor State Bank, T.S. Banking Group since 1972 and currently serves as Chairman of the Board. Mr. Guttau serves as a director of the Iowa Bankers Association, where he served as chairman from 2014 to 2015.  Mr. Guttau also serves as a director of the Iowa Bankers Mortgage Corporation, Iowa Student Loan Liquidity Corp., Iowa Business Development Finance Corp. and Iowa Seed Capital Liquidation Corp. He has also served as President of the Southwest Iowa Bank Administration Institute and he served as the chairman of the ABA Community Bankers from 1991 to 1992.

Jill Euken - Director. Ms. Euken has served as a director of the Company since 2020. Ms. Euken brings substantial experience and expertise in the agricultural sector and the bioeconomy industry, which provides invaluable insights to our Board. Her leadership roles within the Iowa State University Bioeconomy Institute from 2017 to 2019 demonstrate the ability to consider and pursue innovative or new approaches which are critical to the long-term success of our ethanol plant and the agriculture and renewable fuels industries. In addition, her service on business development organization boards, such as the Ag Ventures Alliance (since 2019) and the Iowa Quality Producers Alliance (from 1999 to 2006), reflect her dedication to value-added agriculture and rural economic development, which are important factors to our Board and its members.

Kevin J. Ross - Director. Mr. Ross has served as a director of the Company since 2021. As a sixth-generation farmer, Mr. Ross brings substantial agricultural experience and expertise, including agri-business as an owner-operator of a row crop, hay and cattle operation. He also has significant expertise and experience in the biofuels market having served as a founding board member and executive committee member of Western Iowa Energy, LLC, a biodiesel plant in Wall Lake, Iowa, since 2004. Mr. Ross has also held many leadership positions within several prominent local and national agricultural producer associations, including his past role as chairman of the Board of the National Corn Growers Association and as a member of its board of directors from 2013 through 2021. He also served as a board member and the president of the Iowa Corn Growers Association. Mr. Ross’ leadership skills in the ethanol, biodiesel and corn grower industries make him an effective advocate for these industries, which will provide substantial value to the Board and the Company, especially during challenging economic markets. Mr. Ross also received a Masters of Business Administration from Iowa State University, which enhances Mr. Ross’ agribusiness experience and knowledge of financial markets, financing and business management.

Michael D. Jerke – Chief Executive Officer. Mr. Jerke began his tenure as Chief Executive Officer in 2018. Mr. Jerke was Chief Executive Officer and General Manager for Corn Plus, an ethanol production facility and Minnesota’s first ethanol plant, from June 2016 through October 2018. From April 2014 through April 2016, Mr. Jerke was Chief Executive Officer of Guardian Energy Management, an energy management company. From 2009 through 2014, Mr. Jerke worked as the General Manager of Chippewa Valley Ethanol Company, an ethanol production company. From 2001-2009, Mr. Jerke worked as the General Manager of Quad County Corn Processors, an ethanol production company. Mr. Jerke is currently a director of the Renewable Fuels Association, the leading trade association for America’s ethanol industry. Mr. Jerke is a graduate of Iowa State University.

Ann Reis – Chief Financial Officer. Ms. Reis began her tenure as Chief Financial Officer in 2021. Ms. Reis is a graduate of the University of Toledo where she earned a Master of Science in Accountancy.  After spending the first part of her career with a big four public accounting firm, Ms. Reis spent five years working in the finance and internal audit department of ConAgra Foods, Inc., culminating with her serving as a director of the company’s finance and internal audit functions.  For the last six years, Ms. Reis has been a leader in the internal control and financial governance sections of Lincoln Financial Group, spending the last three years as its Assistant Vice President of Corporate Accounting.  At Lincoln Financial Group, Ms. Reis was responsible for the oversight and monitoring of Sarbanes-Oxley Act and Model Audit Rule compliance.  Ms. Reis has expertise in risk and control management with respect to financial reporting, having overseen the restructuring and build-out of all manner of reporting and control frameworks during her time at ConAgra Foods and Lincoln Financial Group.

ITEM 4. Terms of the Transaction.
(Reg. M-A 1004(a) and (c) through (f))

(a)
The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION,” “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Overview of the Reclassification Transaction,” “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Background of the Reclassification Transaction,” “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Reason for the Reclassification,” “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Purpose and Structure of the Reclassification,” “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Effects of the Reclassification Transaction on SIRE,” “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Effects of the Reclassification Transaction on Members of SIRE,” “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Material Federal Income Tax Consequences of the Reclassification” and “THE SIXTH AMENDED AND RESTATED OPERATING AGREEMENT” is hereby incorporated herein by reference.

(b)
The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION,” “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Overview of the Reclassification Transaction,” “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION–Fairness of the Reclassification,” “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Effects of the Reclassification Transaction on Members of SIRE” and “THE SIXTH AMENDED AND RESTATED OPERATING AGREEMENT” is hereby incorporated herein by reference.

(c)
The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Appraisal and Dissenters’ Rights” is hereby incorporated herein by reference.

(d)
The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Fairness of the Reclassification” is hereby incorporated herein by reference.

(e)	Not applicable.

ITEM 5. Past Contracts, Transactions, Negotiations and Agreements.
(Reg. M-A 1005(a) through (c) and (e))

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(e)	Not applicable.

ITEM 6. Purposes of the Transaction and Plans or Proposals.
(Reg M-A 1006(b) and (c)(1) through (8))

(b)
The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Overview” “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Purpose and Structure of the Reclassification”“ and “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Effects of the Reclassification on SIRE” is hereby incorporated herein by reference.

(c)
The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Effects of the Reclassification Transaction on SIRE,” “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Effects of the Reclassification Transaction on Members of SIRE” and “THE SIXTH AMENDED AND RESTATED OPERATING AGREEMENT” is hereby incorporated herein by reference.

ITEM 7. Purposes, Alternatives, Reasons and Effects.
(Reg. M-A 1013)

(a)
The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Background of the Reclassification Transaction,” “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Reasons for the Reclassification” and “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Purpose and Structure of the Reclassification” is hereby incorporated herein by reference.

(b)
The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION– Background of the Reclassification Transaction,” “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Reasons for the Reclassification,” and “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Fairness of the Reclassification” is hereby incorporated herein by reference.

(c)
The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Background of the Reclassification Transaction,” “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Reasons for the Reclassification,” “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION-Effects of the Reclassification Transaction on Members of SIRE” and “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Purpose and Structure of the Reclassification” is hereby incorporated herein by reference.

(d)
The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Effects of the Reclassification Transaction on SIRE,” “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Effects of the Reclassification Transaction on Members of SIRE”“ and “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Material Federal Income Tax Consequences of the Reclassification” is hereby incorporated herein by reference.

ITEM 8. Fairness of the Transaction
(Reg. M-A 1014)

(a)
The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Background of the Reclassification Transaction” “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Fairness of the Reclassification,” “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Factors Not Considered Material” and “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Board Recommendation” is hereby incorporated herein by reference.

(b)
The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Fairness of the Reclassification,” “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Factors Not Considered Material” and “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Board Recommendation” is hereby incorporated herein by reference.

(c)
The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Fairness of the Reclassification - Procedural Fairness” and “ABOUT THE SPECIAL MEETING - Quorum; Vote Required for Approval” is hereby incorporated herein by reference.

(d)
The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Fairness of the Reclassification” is hereby incorporated herein by reference.

(e)
The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION– Background of the Reclassification Transaction” and “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Board Recommendation” is hereby incorporated herein by reference.

(f)	Not applicable.

ITEM 9. Reports, Opinions, Appraisals and Negotiations.
(Reg. M-A 1015)

(a)
The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Fairness of the Reclassification,” and “OTHER MATTERS–Reports, Opinions, Appraisals and Negotiations” is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

ITEM 10. Source and Amounts of Funds or Other Consideration.
(Reg. M-A 1007)

(a)
The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Fees and Expenses; Financing of the Reclassification” is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Fees and Expenses” is hereby incorporated herein by reference.

(d)	Not applicable.

ITEM 11. Interest in Securities of the Subject Company.
(Reg M-A 1008)

(a)
The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Interests of Certain Persons in the Reclassification Transaction” and “SECURITY OWNERSHIP DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS” is hereby incorporated herein by reference.

(b)	There have been no transactions in the securities of the Company during the past 60 days.

ITEM 12. The Solicitation or Recommendation.
(Reg. M-A 1012(d) and (e))

(d)
The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Interests of Certain Persons in the Reclassification Transaction” and “SECURITY OWNERSHIP DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS” is hereby incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS RELATED TO THE RECLASSIFICATION AND DEREGISTRATION–Board Recommendation” is hereby incorporated herein by reference.

ITEM 13. Financial Statements.
(Reg M-A 1010(a) and (b))

(a)
The information set forth in the Proxy Statement under the caption “EXHIBITS INCORPORATED BY REFERENCE” is hereby incorporated herein by reference. In addition, the following documents are incorporated by reference herein:

•	Our Annual Report on Form 10-K and Form 10-K for fiscal year ended September 30, 2022, including audited financial information; and

•	Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2022.

(b)	The information set forth in the Proxy Statement under the caption “FINANCIAL INFORMATION–Pro Forma Information” is hereby incorporated herein by reference.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.
(Reg. M-A 1009)

(a)
The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION” and “INFORMATION ABOUT THE MEETING-Solicitation of Proxies; Expenses of Solicitation” is hereby incorporated herein by reference.

(b)
The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION” and “INFORMATION ABOUT THE MEETING-Solicitation of Proxies; Expenses of Solicitation” is hereby incorporated herein by reference.

ITEM 15. Additional Information.
(Reg. M-A 1011(b) and (c))

(b)	The information set forth in the Proxy Statement, including all appendices attached thereto, is hereby incorporated herein by reference.

(c)	The information set forth in the Proxy Statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16. Material to be Filed as Exhibits.

(a)	All documents specified in Item 1016(a) through (d), (f) and (g) (Reg. M-A 1016(a) through (d), (f) and (g))

(a)	Preliminary Proxy Statement, together with all amendments thereto, appendices and proxy card.*

(b)	Not applicable.

(c)	Not applicable.

(d)	Proposed Sixth Amended and Restated Operating Agreement.**

(f)	Not applicable.

(g)	Not applicable.

(b)	Exhibit 107- Table - The transaction valuation, fee rate, amount of filing fee.

*Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on April 21, 2023 (and amendments thereto).

**Incorporated by reference to Appendix C of Exhibit (a).

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

SOUTHWEST IOWA RENEWABLE ENERGY, LLC

Date: April 21, 2023	/s/ Michael D. Jerke
Michael D. Jerke
Chief Executive Officer

Date: April 21, 2023	/s/ Ann Reis
Ann Reis
Chief Financial Officer